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FOR IMMEDIATE RELEASE

CONTACT: MEDIA:         DUFF FERGUSON
                        (212) 969-1056
         INVESTORS:     ANNE DRENNAN
                        (212) 969-6443

                     ALLIANCE CAPITAL MANAGEMENT L.P.
               TO REMAIN PUBLICLY TRADED LIMITED PARTNERSHIP
                IN LIGHT OF THE TAXPAYER RELIEF ACT OF 1997

NEW YORK, NY, AUGUST 6, 1997 -- Dave H. Williams, Chairman and Chief Executive Officer of Alliance Capital Management L.P. (NYSE: "AC"), noted that The Taxpayer Relief Act of 1997, signed into law August 5, 1997, includes the option for certain publicly traded partnerships to maintain partnership tax status, and pay an additional tax of 3.5% on partnership gross income. Alliance intends to utilize this option, and remain a publicly traded limited partnership; therefore, the firm will not implement the change to a public corporate ownership structure as announced on June 24.

     "We are pleased that the new tax law allows certain publicly traded partnerships to continue operating in their current form," remarked Mr. Williams. "We will avoid the cost of completing the conversion to a new type of publicly traded organization and our public Unitholders will not suffer the major reduction in cash flow distributions which would have resulted had the Partnership been taxed as a corporation. We are relieved that this uncertainty is removed."

    Alliance Capital is a large global investment adviser, with over $200 billion in client assets under management. The firm manages retirement assets for many of the largest public and private employee benefit plans including 29 of the nation's Fortune 100 companies, public employee retirement funds in 33 states, as well as managing assets for foundations, endowments, banks and insurance companies. Alliance Capital is also one of America's largest mutual fund sponsors, with nearly three million shareholder accounts investing through the firm's diverse family of fund portfolios. As of June 30, 1997, the Partnership's general partner, a wholly-owned subsidiary of The Equitable Companies Incorporated ("EQ"), owned a 1% general partnership interest in Alliance and approximately 57% of the Partnership's outstanding Units are beneficially owned by EQ.


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